Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated September 25, 2013

Registration Statement No. 333-179874-01

Relating to

Preliminary Prospectus Supplement Dated September 25, 2013 and

Prospectus dated March 2, 2012

€750,000,000 2.375% NOTES DUE 2020

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Principal Amount:	€750,000,000
Maturity Date:	October 2, 2020
Coupon (Interest Rate): Interest Payment Dates:	2.375% October 2 of each year, commencing October 2, 2014
Benchmark Mid-Swap Maturity Benchmark Mid-Swap Yield Spread to Mid-Swap Benchmark Government Security:	7-year 1.676% 0.75% (75 basis points) 2.25% DBR due September, 2020
Benchmark Government Security Price and Yield:	107-00;1.191%
Spread to Benchmark Government Security:	1.235% (123.5 basis points)
Yield to Maturity (annual):	2.426%
Expected Ratings (Moody’s/S&P)*	A2 (stable)/A (stable)
Day Count Convention:	Actual/Actual (ICMA)
Optional Redemption Provision:	Make-whole call prior to July 2, 2020 based on the Comparable Government Bond Rate + 0.20% (20 basis points) or at par on or after July 2, 2020
Initial Price to Public:	99.675% plus accrued interest from October 2, 2013 if settlement occurs after that date
Settlement Date:	T+5; October 2, 2013
Currency of Payment:

All payments of interest and principal, including any payments made upon any redemption of the Notes, will be made in euro. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:

The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:

The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000
IIN/Common Code/CUSIP:	XS0975837146/097583714/828807CP0
Listing:	The issuer intends to apply to list the Notes on the NYSE
Joint Book-Running Managers:

Barclays Bank PLC

J.P. Morgan Securities plc

BNP Paribas

Credit Suisse Securities (Europe) Limited

Deutsche Bank AG, London Branch

Goldman Sachs International

Mitsubishi UFJ Securities International plc

The Royal Bank of Scotland plc

This communication is intended for the sole use of the person to whom it is provided by the issuer.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Terms used herein but not defined shall have the respective meanings as set forth in the issuer’s preliminary prospectus supplement dated September 25, 2013.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Barclays Bank PLC toll-free at +1-888-603-5847 or J.P. Morgan Securities plc collect at +44-207–134-4268.